

RMS

18000130

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER

8- 50241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01-01-2016** AND ENDING **12-31-2016**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Salem Partners LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd. Suite 2250
(No. and Street)

Los Angeles   **CA**   **90024**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – if individual, state last, first, middle name)

1801 Californa Street   **Denver**   **CO**   **80202**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange

FEB 05 2018

RECEIVED

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen Prough   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Salem Partners, LLC   , as
of December 31   , 20 16   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

CO, CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALEM PARTNERS, LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

CONTENTS

DECEMBER 31, 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Salem Partners, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Salem Partners, LLC (A Delaware Limited Liability Company) (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Salem Partners, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph-Restatement

As discussed in Note 2 to the financial statement, the December 31, 2016 financial statement has been restated to disclose that an account receivable as of December 31, 2016, which was due from a related party.

Crowe Horwath LLP
Crowe Horwath LLP

Denver, Colorado
February 28, 2017, except for Note 2, as to
  which the date is January 22, 2018

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	783,225
Accounts receivable ($2,000,000, related party)		2,522,766
Prepaid expenses and other assets		61,383
Due from related parties		109,075
Furniture, fixtures and equipment, net		300,273
Deposits		41,853
Total assets	$	3,818,575

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	96,235
Unearned revenues		93,125
Accrued salaries		31,340
Deferred rent		135,100
Total liabilities		355,800
Member's equity		3,462,775
Total liabilities and member's equity	$	3,818,575

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2016

1. **Summary of significant accounting policies and business of the Company:**

    Formation of the Company:

    Salem Partners, LLC (the "Company"), a Delaware limited liability company, was formed in January 1997. Salem Partners Holdings, LLC (the "Parent") is the sole member of the Company. Management and control of the Company is vested entirely in the Parent. The Parent's liability is limited to its respective capital contributions, except as otherwise required by law.

    Business of the Company:

    The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking, advisory, and management services to clients primarily in the media and entertainment, technology, life sciences and real estate industries. The Company does not hold customer funds or securities.

    Basis of Presentation:

    The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Furniture, fixtures, equipment and leasehold improvements:

    Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

    Cash and cash equivalents:

    The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

    The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

    Accounts Receivable:

    Accounts receivable consist of amounts due from clients for investment banking and valuation services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. As of December 31, 2016, management determined that an allowance for doubtful accounts was not necessary.

1.   **Summary of significant accounting policies and business of the Company (continued):**

Fair Value – Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

1. **Summary of significant accounting policies and business of the Company (continued):**

Fair Value – Definition and Hierarchy (continued):

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income taxes:

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. The Company follows accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to the application of accounting for uncertainty in income taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statement.

As of December 31, 2016, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions. Tax years subject to examination include 2013 through the current period.

Recently issued accounting pronouncements:

On February 25, 2016, the FASB issued ASU 2016-02, *Leases*, intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate. In short, the new GAAP for lease accounting will require operating leases to be recorded on the balance sheet much like the current treatment for capital leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The ASU will be effective January 1, 2019. Management is currently assessing the impact of this ASU on its financial statement.

1. **Summary of significant accounting policies and business of the Company (continued):**

   Recently issued accounting pronouncements (continued):

   On November 8, 2016 the Securities and Exchange Commission ("SEC") Division of Trading and Markets issued a no-action letter regarding the treatment of operating leases under the Securities and Exchange Act Rule 15c3-1. The SEC has provided broker-dealers with relief on accounting for operating leases so it does not impact net capital requirements. The SEC will not recommend enforcement action under the customer protection rule (Exchange Act Rule 15c3-1) regarding net capital requirements.

2. **Correction of omitted disclosure:**

   The Company has reissued the statements to correct the omission of a related party financial disclosure. Subsequent to the date the financial statements were issued, management determined that a $2,000,000 accounts receivable from a related party was not disclosed in the December 31, 2016 financial statements. Management corrected this omission by identifying the receivable as related party on the statement of financial condition and in the footnotes (Note 9) to the financial statements.

3. **Furniture, fixtures and equipment:**

   As of December 31, 2016, furniture, fixtures and equipment consisted of the following:

Computer equipment	$	88,104
Leasehold improvements		300,370
Equipment		10,910
Artwork		74,530
Furniture and fixtures		98,326
		572,240
Less accumulated depreciation and amortization		(271,967)
	$	300,273

4. **Operating leases:**

   The Company leases office space under a seven-year operating lease expiring in 2020. The lease agreement includes a renewal option and escalating rents over the lease term. The Company expenses rent on a straight-line basis over the life of the lease. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is reflected as deferred rent in the amount of $135,100 on the statement of financial position. In 2016, the Company also entered into an additional 12 month lease for office space in San Francisco expiring March 2017.

4. Operating leases (continued):

Aggregate future minimum lease payments for office space for the five years subsequent to December 31, 2016 are as follows:

Year Ending December 31,		
2017	$	348,804
2018		355,850
2019		372,032
2020		157,880
	$	1,234,566

5. Unearned revenue:

Unearned revenue of $93,125 represents amounts billed or collected but not yet earned under existing agreements.

6. Concentrations:

At December 31, 2016, two clients account for approximately 77% and 13%, respectively, of the total outstanding accounts receivable balance.

7. Retirement plan:

The Company has established the Salem Partners, LLC 401(k) Profit Sharing Plan (the "Plan") for the benefit of its eligible employees, pursuant to Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution plan. Participants may contribute a percentage or specific dollar amount of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion.

8. Net capital requirement:

The Company as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $427,425 which was $409,905 in excess of its required net capital of $17,520 and the Company's net capital ratio was 0.6146 to 1.

There is no material difference between the Company's computation of net capital as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2016 and the computation based on the audited financial statement.

9.   **Transactions with related parties:**

Expense Sharing

At December 31, 2016, the Company had a receivable of $49,062 from an entity in which members of the Company's parent have an ownership interest. Under an expense sharing agreement, this affiliated entity is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statements because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. The amount outstanding is non-interest bearing, unsecured and due on demand.

Management fees

During the year ended December 31, 2016, the Company earned management fees for providing services to entities in which members of the Company's parent have a direct or indirect ownership interest. At December 31, 2016, management fees of $45,000 were owed to the Company by these entities.

Reimbursed expenses

At times the Company incurs expenses on behalf of entities in which members of the Company's parent have a direct or indirect ownership interest. At December 31, 2016, the Company is owed $15,013 for costs incurred on behalf of these entities.

Accounts Receivable

At December 31, 2016 the Company was owed $2,000,000 in investment banking fees from an entity of which the members of the Company's parent have a direct or indirect ownership interest.

February 5, 2018

Re: Salem Partners, LLC 2016 Annual Audited Report

To whom it may concern:

Enclosed please find the 12/31/2016 restated financial statements for Salem Partners, LLC (the "Company"). The restatement of the financial statements has no impact on the financial information presented in the statement of financial condition and only impacts disclosure. Subsequent to the date the financial statement was issued, management determined that a $2,000,000 accounts receivable from a related party was not disclosed in the December 31, 2016 financial statements. Management corrected this omission by identifying the receivable as related party on the statement of financial condition and in the footnotes (Note 9) to the financial statements. The related party receivable disclosure was omitted by oversight in the preparation of the financial statements. The restatement does not affect any of the regulatory compliance requirements, such as the net capital calculation. Management has added additional measures to assure this oversight is not repeated. If you have any questions regarding the restatement, please feel free to contact me.

Stephen Prough
Co-CEO
Salem Partner, LLC